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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                  SCHEDULE 13G
                  Under the Securities Exchange Act of 1934


                           UNION PLANTERS CORPORATION
                                (Name of Issuer)




                COMMON STOCK HAVING A PAR VALUE OF $5 PER SHARE
                         (title of Class of Securities)




                                    90806810
                                 (CUSIP Number)





       Check the following if a fee is being paid with this statement __.





                               Page 1 of 2 Pages
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
  CUSIP NO.  90806810                13G                            PAGE 2 of 2 PAGES

  (1)     NAMES OF REPORTING PERSON S.S. OR I.R.S.
          IDENTIFICATION NO. OF ABOVE PERSON

          Trust Committee for Union Planters Corporation Employee
          Stock Ownership Plan and Trust
                                                                    62-0981700

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)     [ ]
          See Attached                                              (b)     [x]

  (3)     SEC USE ONLY

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Memphis, Tennessee

 Number of Shares      (5)     SOLE VOTING POWER
 Beneficially                  1,102,181 shares all of which have been allocated to participants
 Owned by Each                 accounts which have pass-through voting rights
 Reporting Person
 With                  (6)     SHARED VOTING POWER
                               None

                       (7)     SOLE DISPOSITIVE POWER
                               1,102,181

                       (8)     SHARED DISPOSITIVE POWER
                               None

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          1,102,181

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

          N/A

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.74%

 (12)     TYPE OF REPORTING PERSON*

          EP


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 8 pages
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                       ATTACHMENT TO SCHEDULE 13G, ITEM 2



The Trust Committee for Union Planters Corporation Employee Stock Ownership Plan and Trust (ESOP) is comprised of three persons who are officers of Union Planters Corporation.
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Item 1 (a)                Name of Issuer:  Union Planters Corporation

Item 1 (b)                Address of Issuer's Principal Executive Offices:
                          7130 Goodlett Farms Parkway, Memphis, Tennessee 38018

Item 2 (a)                Name of Person Filing: Trust Committee for Union
                          Planters Corporation Employee Stock Ownership Plan and Trust

Item 2 (b)                Address of Principal Business Office:
                          7130 Goodlett Farms Parkway, Memphis, Tennessee 38018

Item 2 (c)                Citizenship: Memphis, Tennessee

Item 2 (d)                Title of Class of Securities:
                          Common Stock having a par value of $5 per share

Item 2 (e)                CUSIP Number:  90806810


Item 3 Person Filing: Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4                    Ownership:

                          (a)     Amount Beneficially Owned:          1,102,181

                          (b)     Percent of Class:  2.74%

                          (c)     Number of Shares as to which such person has:

                                    (i)    sole power to vote or to direct the
                                           vote: 1,102,181 shares, all of which
                                           have been allocated to participants'
                                           accounts which have pass-through
                                           voting rights

                                   (ii)    shared power to vote or to direct
                                           the vote: None

                                  (iii)    sole power to dispose or to direct
                                           the disposition of: 1,102,181

                                   (iv)    shared power to dispose or to direct
                                           the disposition of: None

Item 5                    Ownership of Five Percent or Less of a Class: Yes

Item 6 Ownership of more than Five Percent on behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company: N/A
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Item 8                    Identification and Classification of members of the
                          Group: N/A

Item 9                    Notice of Dissolution of Group:  N/A

Item 10                   Certification:

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



February 3, 1995
- ----------------
    (Date)

The Trust Committee, as Trustee under the Union Planters Corporation Employee Stock Ownership Plan and Trust Agreement



By: /s/ M. Kirk Walters
    ----------------------------------------
    M. Kirk Walters, Member and Chairman



By: /s/ E. J. House
    ----------------------------------------
    E. J. House, Member and Secretary



By: /s/ Jack Parker
    ----------------------------------------
    Jack Parker, Member